FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


             For the month of February 1, 2003 to February 28, 2003


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794

             Level 9, 28 The Esplanade, Perth Western Australia 6000

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F...X... v Form 40-F...X...

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes...... No...X...

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-........................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           CITYVIEW CORPORATION LIMITED
                                                (Registrant)


Date March 17, 2003


/s/THINAGARAN
.................................................
               (Signature)
By THINAGARAN
   Director

                              LIST OF ASX DOCUMENTS

                   FROM FEBRUARY 1, 2003 TO FEBRUARY 28, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



503 Well Report Madura Block - Tambuku #1 & Telaga #1 Wells

504 Well Report Madura Block - Telaga #1 Well

                             LIST OF ASIC DOCUMENTS

                   FROM FEBRUARY 1, 2003 TO FEBRUARY 28, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


No lodgement occurred during the month of February 2003.

                               COMPANY LETTERHEAD


February 17, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


             WELL REPORT MADURA BLOCK - TAMBUKU #1 & TELAGA #1 WELLS

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

MADURA BLOCK -TAMBUKU #1 WELL

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TAMBUKU #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          21 OCTOBER 2002. (Midnight)
TARGET DEPTH:  PROGRAMMED FOR 10,416feet
PRESENT DEPTH: 6,890ft (7-inch liner set at 6,733 feet)

FORMATION OBJECTIVE:

o     Tuban    (Sandstone)
o     Prupuh   (Limestone - Sandstone)
o     Kujung   (Limestone - Sandstone)
o     Poleng   (Limestone - Sandstone)
o     Ngimbang (Limestone - Sandstone)
o     TD       (Limestone - Sandstone)

ACTIVITY:

o The Operator reports that it is currently locating a small rig to return to the Tambuku #1 Well in order to continue with an acid stimulation program and re-testing of both zones. It may utilize a 600HP rig presently being used on another concession where it is also the Operator.

o The Operator is now considering using the same smaller rig to perform the testing on the Telaga #1 Well and re-testing the Sebaya Well.

                               COMPANY LETTERHEAD


MADURA BLOCK -TELAGA #1 WELL

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TELAGA #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          ESTIMATED FIRST WEEK MARCH 03
TARGET DEPTH:  PROGRAMMED FOR 10,200feet
PRESENT DEPTH: 0.

FORMATION OBJECTIVE:

Primary:

o     Lower Kujung (Poleng Mbr)
o     Upper Kujung (Prupuh Mbr)

Secondary:

o     Lower Tuban
o     Upper Tuban


ACTIVITY:

o The Operator reports that it has mobilized 50% of the rig and drilling equipment from the Tambuku #1 Well and anticipates completing mobilization and rigging up ready to spud-in the well in the first week of March 2003.

o The Operator advises that it is considering performing the testing on this well with a smaller rig.

                               COMPANY LETTERHEAD


February 26, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TELAGA #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          ESTIMATED FIRST WEEK MARCH 2003
TARGET DEPTH:  PROGRAMMED FOR 10,200 FEET
PRESENT DEPTH: 0

FORMATION OBJECTIVE:

Primary:                                                      Secondary:

o     Lower Kujung (Poleng Mbr)                 o       Lower Tuban
   (Predominately limestone with shale             (Inter bedded Shale/Sandstone/Limestone)
    and minor sandstone beds)

o     Upper Kujung (Prupuh Mbr)                 o       Upper Tuban
   (Predominately Limestone with shale             (Inter bedded Shale/Sandstone/Limestone)
    and minor sandstone beds)


PRESENT ACTIVITY:

o The Operator reports that it has mobilized 100% of the rig and drilling equipment from Tambuku #1 Well to the Telaga location and anticipates completing rig up by March 3, 2003.

o After completion of rig operational tests the Operator anticipates spud-in of the Well around March 7, 2003.

NEXT OPERATION:   (Conductor hole)

o     Spud-in well.

o Drill 8 1/2 -inch pilot hole to 400 KB (Safety precaution for possible shallow gas pocket)

o     Enlarge hole with 26-inch rock bit.

o     Run and cement 20-inch conductor casing.

o     Install diverter.

o Prepare to drill 8 1/2-inch pilot hole and 17 1/2-inch surface hole to 2,400 KB